UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 December, 2009
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure: CRH response to anti-competition finding in Poland

N E W S  R E L E A S E

                                                                                                                                                                                                                               10 December 2009

CRH plc RESPONSE TO ANTI-COMPETITION FINDINGS IN POLAND

CRH plc has received notification from the Polish Office for Competition and Consumer Protection ("OCCP") that, arising from an investigation conducted by it since mid 2006 into the Polish cement industry, it has concluded that 7 companies including CRH subsidiary Grupa Ożarów S.A., Lafarge Cement S.A., Górażdże Cement S.A., Cemex Polska S.A., Dyckerhoff Polska Sp. z o.o., Cementownia Warta S.A. and Cementownia Odra S.A. were involved in anti-competitive practices. As a result the OCCP has levied fines. In the case of CRH subsidiary Grupa Ożarów the fine amounts to PLN 104.97 million or approximately €25.6 million.

The conclusions of the OCCP are a matter of serious concern for CRH. CRH always understood that Grupa Ożarów conducted an independent commercial policy in the Polish cement industry.  This has been verified by analysis undertaken, at the request of CRH, by leading Polish economic experts.  Following a preliminary review of the OCCP conclusions, CRH and Grupa Ożarów have been advised that there are significant grounds for appeal.

CRH's Code of Business Conduct sets clear standards for the conduct of its operations in the various territories in which the Group operates and expressly prohibits any anti-competitive behaviour.

At this stage CRH does not consider it appropriate to comment in more detail pending its decision to appeal the conclusions of the OCCP. An appeal to the Polish courts must be lodged by 23rd December 2009.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee, Chief Executive
Éimear O'Flynn, Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000 FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: >www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date  10 December, 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director